Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-02

PolyMet reports results for year ended December 31, 2018

St. Paul, Minn., March 29, 2019 – PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today reported that it has filed its financial results for the year ended December 31, 2018.  PolyMet is fully permitted to construct and operate the NorthMet copper-nickel-precious metals mine and processing plant located near Hoyt Lakes, Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. dollars.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

Highlights and recent events for 2018 and 2019 to-date

●
In March 2019, the company received the federal Record of Decision and wetlands permit from the U.S. Army Corps of Engineers, which is the last key permit or approval needed to construct and operate the NorthMet Project.

●
In March 2019, the company and Glencore AG (“Glencore”) agreed to extend the term of the outstanding debentures to provide the company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.

●	In December 2018, the company received all Minnesota Pollution Control Agency permits for NorthMet for which the company had applied, including air and water permits.
●
In November 2018, the company received all Minnesota Department of Natural Resources permits for NorthMet for which the Company had applied, including the Permit to Mine, dam safety and water appropriations permits.

●	In June 2018, the company and U.S. Forest Service completed the federal land exchange giving PolyMet title and control over both surface and mineral rights in and around the NorthMet ore body.
●
In March 2018, the company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included detailed capital costs, operating costs, and  economic valuations for the mine plan being permitted, as well as a discussion of potential future opportunities.

Goals and objectives for the next twelve months
PolyMet’s objectives include:
●	Maintain political, social and regulatory support for the project;
●	Complete project optimization plan;
●	Complete project implementation plan;
●	Strengthen balance sheet through restructuring or repaying outstanding debt; and
●	Execute construction finance, subject to typical conditions precedent.

Key Balance Sheet Statistics
(in ‘000 US dollars, except per share amounts)

Balance Sheet	December 31, 2018	December 31, 2017

Cash & equivalents	$13,857	$6,931
Working capital (see note)	(225,359)	(138,057)
Total assets	485,629	409,042
Total liabilities	300,587	210,367
Shareholders’ equity	$185,042	$198,675
Note: Maturity dates for the convertible and non-convertible debentures were extended to provide time to complete a rights offering to raise sufficient funds to repay all outstanding debt. Glencore has agreed to fully backstop the rights offering.

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)

Income and Cash Flow Statement	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017

General & administrative expense	$7,070	$6,125
Other Expenses:
Finance & Other	544	404
Non-cash rehabilitation accretion	1,796	1,776
Non-cash loss on fair value update	971	-
Non-cash loss on debenture modification	4,109	-
Non-cash loss on disposals	553	1,793

Loss for the period:	15,043	10,098
Other Comprehensive (Income)	-	202

Loss per share	0.05	0.03
Investing Activities
NorthMet Project	$57,353	$21,669

Weighted average shares outstanding	320,495,981	318,891,961

●
Loss for the twelve months ended December 31, 2018, was $15.0 million compared with $10.1 million for the prior year period.  Excluding non-cash compensation, general and administrative expenses for the twelve months ended December 31, 2018, were $5.3 million compared with $4.8 million for the prior year period.

●
PolyMet invested $57.3 million cash into its NorthMet Project during the twelve months ended December 31, 2018, compared with $21.7 million in the prior year period.  The current year includes $21.1 million in wetland credit purchases and $10.0 million to fund the environmental rehabilitation trust required under the Permit to Mine.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.